EXCO Resources, Inc. 12377 Merit Drive ● Suite 1700 ● Dallas, Texas 75251 Phone (214) 368-2084 ● Fax (972) 367-3559

June 1, 2015

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	EXCO Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 25, 2015

Form 10-Q for the Fiscal Quarter Ended March 31, 2015

Filed April 29, 2015

Response Letter Dated May 5, 2015

File No. 1-32743

Dear Mr. Schwall:

We are writing in response to your letter dated May 15, 2015 regarding the above-referenced filings of EXCO Resources, Inc. (the “Company,” “we,” “us,” or “our”).

We have repeated the Staff’s comments below in italics, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis, page 49

Overview and History, page 49

1.	We understand from your responses to comment three in our March 25, 2015 letter, and comment one in our April 23, 2015 letter, that disclosure stating you plan to defer a significant amount of development “until commodity prices improve” was not intended to indicate an indefinite period but rather describes your plan to shift development that had been scheduled principally for 2016 to occur in 2018 instead, when you expect commodity prices will be higher.

Given that you expect commodity prices to increase, as evidenced by the development plans underlying your proved undeveloped reserves, tell us why you believe quantified information regarding the impact if prices do not increase is not reasonably available. In this regard, explain why quantified information regarding the reasonably possible effects of a continuation of current commodity prices, and a resulting removal of proved undeveloped reserves which are dependent on increased prices, on your development plans, proved reserve quantities and accounting under the full cost methodology, is not reasonably available.

Response:

The proved undeveloped reserves as well as the development plans underlying these reserves reflected in our 2014 Form 10-K were based on prices prescribed by the SEC and reflected management’s investment decisions based on economic conditions including NYMEX futures prices as of the reserve report date. Section III.B of SEC Release 33-6835 further clarifies that disclosures within Management’s discussion and analysis “shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.” We do not believe the “continuation of current commodity prices” is a known trend; however, we believe that NYMEX futures prices are a representative independent proxy for future economic conditions and are not aware of any events or conditions that would cause the development plans underlying our proved reserves “not to be necessarily indicative of future operating results or of future financial condition.” The development plans will not be impacted by the decline in the simple average of oil and natural gas prices as of the first day of each month for a trailing 12-month period. As previously stated in our response to the letter from the Staff dated April 23, 2015, “To the extent that commodity prices do not materially differ from management’s expectations of future commodity prices at the time the proved reserves were prepared, we plan to develop all of the locations that are classified as proved undeveloped reserves within the five-year time frame in accordance with Regulation S-K §210.4-10(a)(31)(ii).” Furthermore, modifications to our development schedule are not always directly correlated to changes in commodity prices. The other factors that impact management’s decisions on future development include drilling results, changes in development and operating costs, changes in internal rate of return hurdles, decisions to hold valuable acreage positions, actions of joint interest partners, ability to meet debt service and other corporate obligations, etc. These factors could result in various scenarios that would cause an increase or decrease in development activities regardless of commodity prices. Therefore, it would require a significant amount of additional effort and subjectivity on behalf of management to prepare a modified development plan and proved reserves based on “the continuation of current prices” that would not be consistent with management’s current development plans and not deemed to be readily available.

The calculation of our proved reserves based on prices not prescribed by the SEC or not representative of management’s expectation for future prices is not routinely prepared by management and not deemed to be reasonably available. In order to provide additional estimates of proved reserves that quantify the impact of changes in spot prices, this would require significant additional efforts such as the estimation of price differentials for the corresponding time period (which have historically been volatile as described in the risk factor on Page 31 of our 2014 Form 10-K), timing of future plugging and abandonment costs and other factors. The usefulness of this information may be further limited by changes in other inputs and assumptions that could cause it to deviate significantly from future estimates of proved reserves. The calculation of proved reserves based on prices not prescribed by the SEC would also not be subject to our internal controls surrounding the preparation of proved reserves for financial reporting nor would it be subject to procedures performed by our external financial and engineering auditors. Therefore, we do not believe that further disclosure related to our proved undeveloped reserves and future development plans would provide useful information to the users of the financial statements.

The estimates of any future impairments are difficult to predict and will depend upon the oil and natural gas prices utilized in the estimates of proved reserves, proved reserve quantities, results of drilling and completion activities, future capital expenditures, operating costs, and accounting for depletion and unproved oil and natural gas properties. The estimates of proved reserve quantities are impacted by future extensions and discoveries, revisions due to performance and other factors, changes in development plans and production between year-end and each subsequent reporting date. The impact of price is only a single variable in the estimation of our proved reserves and other factors could have a significant impact on future reserves and the present value of future cash flows. For example, the revisions of previous estimates due to changes in price resulted in an increase of 168.3 Bcfe (56% of total revisions) compared to revisions due to performance and other factors of 131.2 Bcfe (44% of total revisions) for the year ended December 31, 2014. Furthermore, our proved reserves increased by 95.5 Bcfe as a result of extensions and discoveries for the year ended December 31, 2014. The information related to these other factors is not reasonably available until after the end of the reporting period and the reserve estimation process is finalized. Also, the information related to the accounting for capital expenditures, depletion, unproved oil and natural gas properties and other items is not reasonably available until after the end of the reporting period and the accounting close process is finalized. Therefore, any estimates of future reserves and impairments may be imprecise and misleading to investors.

We respectfully believe that the qualitative information regarding the impact of trends in commodity prices was compliant with the requirements of Regulation S-K Item §229.303(A)(3)(ii), which states “Describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.” Although we do not believe the “continuation of current commodity prices” is a known trend in regards to our development plans and preparation of proved reserves, we believe information related to additional actual and expected near-term prices to be incorporated into the trailing 12-month period utilized in the preparation or our proved reserves and the impact on the impairment of our oil and natural gas properties is a known trend or uncertainty that could have a material impact on our income from continuing operations. For example, please see the risk factor titled “We may have impairments of our asset values, which could negatively affect our results of operations and net worth” included in Item 1A of our 2014 Form 10-K. This risk factor specifically referred to the possibility of future impairment charges if prices do not increase. We included similar disclosures in “Note 2. Summary of significant accounting policies” to the Consolidated Financial Statements in the 2014 Form 10-K as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Item 7 of the 2014 Form 10-K. Additionally, “Management’s discussion and analysis of oil and natural gas reserves” included in Item 1 of the 2014 Form 10-K refers to the possibility of downward revisions to our proved reserves in 2015 if prices do not increase. The information necessary to accurately quantify the impact on our financial results and proved reserves in future periods is not deemed to be “reasonably available” under Section 501.14 of the Codification of Financial Reporting Policies. In response to the Staff’s letter dated March 25, 2015, we included further discussion of the reasons that we were not able to accurately predict the extent of future impairments to our oil and natural gas properties in our quarterly report on Form 10-Q for the period ended March 31, 2015.

We will continue to provide this disclosure in future quarterly and annual reports when applicable. As stated in the response to the Staff’s letter dated March 25, 2015, as well as our Form 10-Q for the period ended March 31, 2015, the estimates of any future impairments are difficult to predict and will depend upon the oil and natural gas prices utilized in the estimates of proved reserves, proved reserve quantities, and future capital expenditures and operating costs. The proved reserve quantities may be impacted by future extensions and discoveries, revisions due to performance and other factors, changes in development plans and production between year-end and each subsequent reporting date. Although it is not reasonably available, it would be possible to clarify the effects of different oil and natural gas prices on our ceiling test limitation and proved reserves as of the most recent reporting date if all other factors are held constant. Please see below for an example disclosure that could be included in our future quarterly and annual reports, when applicable:

“If the simple average of oil and natural gas prices as of the first day of each month for the trailing 12-month period ended June 30, 2015 had been [to be determined based on management’s estimate of the trailing twelve-month oil and natural gas prices to be utilized in the estimation of Proved Reserves for the next reporting period]% lower while all other factors remained constant, our ceiling test limitation related to the net book value of our proved oil and natural gas properties would have been reduced by approximately $         million. This reduction would have increased the impairment of our oil and natural gas properties pursuant to the ceiling test by approximately $         million. The reduction in our ceiling test limitation is partially the result of a decrease in our Proved Undeveloped Reserves of approximately     %, which was primarily due to certain locations that would not be economical when using these prices. This calculation of the impact of lower commodity prices is prepared based on the presumption that all other inputs and assumptions are held constant with the exception of oil and natural gas prices. Therefore, this calculation strictly isolates the impact of commodity prices on our ceiling test limitation and Proved Reserves. The impact of price is only a single variable in the estimation of our proved reserves and other factors could have a significant impact on future reserves and the present value of future cash flows. There are numerous uncertainties inherent in the estimation of Proved Reserves and accounting for oil and natural gas properties in subsequent periods and this estimate may not be indicative of our development plans or future results.”

Section III.B of SEC Release 33-6835 states, “optional forward-looking disclosure involves anticipating a future trend or event or anticipating a less predictable impact of a known event, trend or uncertainty.” Due to the uncertainties previously mentioned in the estimates of proved reserves and future impairments, we believe this involves “anticipating a less predictable impact of a known event, trend or uncertainty” and therefore the aforementioned disclosure would be considered an optional forward-looking disclosure.

In response to the Staff’s comment, we respectfully propose to include the aforementioned example disclosure to clarify the effects of different oil and natural gas prices on our ceiling test limitation and proved reserves as of the most recent reporting date if all other factors are held constant within “Management’s discussion and analysis of financial condition and results of operations” in our future quarterly and annual reports in which we expect to incur future ceiling test impairments as a result of changes in commodity prices. If the development plans underlying our reserves differ materially in future periods, we will provide further discussion of the impact within “Management’s discussion and analysis of financial condition and results of operations” in future quarterly and annual reports.

2.	We understand from your responses to comment three in our March 25, 2015 letter, and comment one in our April 23, 2015 letter, that possible downward adjustments to proved reserves, deferred development activities, and additional impairments may be reduced or eliminated by your expectations for higher prices. Expand your disclosure where applicable to clarify the extent to which impacts of current prices that would otherwise be reflected in your reporting and accounting have been deferred based on your expectation of higher future prices. Quantify reasonably possible outcomes to the extent that necessary information is reasonably available.

For example, given the details that you reference of well economics, regarding both the twelve-month averages used for reserve computations and internal rates of return utilized in your development plans, it appears that information known to you would establish a reasonable basis to quantify reasonably possible effects of current prices on your estimates of proved reserves and development plans.

Similarly, considering the manner by which the ceiling test is performed under the full cost methodology, we would expect you to have a reasonable basis to quantify reasonably possible near-term impacts of ceiling test impairments. For example, it would seem that when preparing your 2014 10-K, the additional history of market prices after December 1, 2014 would have provided a reasonable basis to quantify some portion of the $276 million impairment charge that you reported for the quarter ended on March 31, 2015.

Finally, we believe that reasonably likely effects of the prevailing changes in market prices quantified pursuant to Item 303 of Regulation S-K should be distinguished from an outlook or forecast of future results which may entail the broader range of uncertainties that you cite as reasons for not providing this disclosure. See Section III.B of SEC Release 33-6835.

Response:

The response to this comment was consolidated with the response to the first comment within this letter due to the related subject matter.

If you have any questions, or require additional information regarding our responses, please call me at (214) 210-6941.

Very truly yours,

/s/ RICHARD A. BURNETT

Richard A. Burnett

Vice President, Chief Financial Officer and Chief Accounting Officer

EXCO Resources, Inc.

cc:	Karl Hiller

Brad Skinner

Lily Dang

Karina Dorin

Laura Nicholson

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